Filed by Colonnade Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonnade Acquisition Corp. II

Commission File No.: 001-40184

This filing relates to the proposed merger (the “Business Combination”) involving Colonnade Acquisition Corp. II (“CLAA”) with Plastiq Inc. (“Plastiq”), pursuant to the terms of that certain Agreement and Plan of Merger among CLAA, Plastiq, and Pasadena Merger Sub Inc., dated as of August 3, 2022.

The following is a transcript of a podcast interview of Eliot Buchanan, Chief Executive Officer of Plastiq, by Nick Clayton of SPACInsider, published on January 6, 2023.

Nick Clayton (00:03):

Hello and welcome to another SPACInsider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. Small and medium sized businesses are routinely under-banked, but what is the best way to serve them? They’re a class of customers that is difficult to market towards and vet financially, but Plastiq believes it is found a way. I’m Nick Clayton, and this week my colleague, Marlena Haddad and I speak with Plastiq founder and CEO Eliot Buchanan. Plastiq specializes in providing payments and credit card services to SMBs. It signed a $480 million combination agreement with Colonnade Acquisition Corp II in August. Eliot tells us how Plastiq managed to dodge the impacts of the pandemic on its customer base and financial services more broadly, by keeping a light balance sheet. We also discuss how some of the macro headwinds blowing towards SPACs actually provide a competitive advantage for Plastiq’s operations. Take a listen.

(01:04):

So Elliot, you co-founded Plastiq about a decade ago. What was the market for B2B payments like back then, and how have the needs, particularly for small businesses, changed since?

Eliot Buchanan (01:14):

Yeah, I started the company, like you said, 10 years ago. And at that point, actually our roots originally were more focused on consumers. Now, consumers often look and feel and smell very similar to sort of the long tail of small business. But the reason that’s important is I think a lot of the payments world was still very much not as much focused on B2B, and I think that was for a couple reasons. I think the primary one was there was still quite a bit of runway, in terms of market to capture when it comes to consumer payments. So if you rewind the clock 10 years ago, Square was around but had just come out, and the Squares of the world and Stripe had maybe just come out or maybe didn’t exist. And there was a lot of market share left for sort of the last mile of consumer payments.

(01:58):

Small coffee shops where, typically we forget it now, we couldn’t use credit cards and couldn’t make electronic payments. So I think there was a lot of focus there from Visa and MasterCard. As that market started to see more traction over the last decade or so, a huge push I think moved towards B2B. We saw it firsthand, with respect to our partnerships with the likes of Visa and MasterCard. In terms of 10 years ago, they didn’t... For example, they didn’t have, as far as I recall, they didn’t have a global head of B2B as a title. Little symbols like that. Now there’s a whole several thousand person org at each of the large networks, just sort of telling in terms of what priorities matter from the top down.

Nick Clayton (02:34):

So it’s been a particularly rocky time in your world through the pandemic, and some of your prominent peers like Cabbage hit some major struggles, as we saw. But Plastiq continued growing volume, revenue and gross profit through this period. So what do you think you’ve gotten right, and what pitfalls do you feel like you avoided?

Eliot Buchanan (02:49):

I think what we got is also where we’ve been lucky. As I’ve learned... You have to work hard to be lucky, but nonetheless, I would attribute it not just to our efforts, but somewhat sort of the macro secular trends. You mentioned an example, not that it’s the only one, Cabbage. Very interesting business, obviously now with American Express, who bought them. But categorically, you could argue we serve similar customers. We both serve small medium businesses who are looking for short-term working capital. So maybe the categories in the value prop selling for is similar, but the mechanism, the way we solve that is very different.

(03:21):

And that’s important, because during downturns for example, or changes in the economy, whether it’s sort of the abrupt change during COVID, or the more perhaps prolonged elongated change we’re seeing now in the markets, probably well through next year of some kind, if you are actually lending money directly, if you take balance sheet risk and you’re lending to SMBs, most lenders during downturns immediately and rightfully tighten their belts. And either cut back on their portfolio lending or the limits or the new customers or the credit requirements for new customers, because they need to set aside financials on their balance sheet for losses and provisions like that.

(03:56):

In Plastiq’s case, I’d say our founding thesis was always that small businesses already have plenty of credit in a format that they already know really well, which is a credit card. It’s an instrument that’s been around five, six decades. People know how to use it. It’s not something that requires a lot of behavior change. But also, it’s credit that’s already been approved and underwritten. So why is that important in terms of, I think our ability to weather some of these changes in the economy, is that credit cards typically are often the last form of credit that gets perhaps tightened during these times of economic uncertainty, compared to say spot loans or lines of credit, which are, especially now, directly tied to the Fed’s fed funds rate. So I think that’s one more sort of mechanical functional reason of how we deliver our product.

(04:41):

And the other one realistically, is we are somewhat a beneficiary of recessionary-like trends, or even economic uncertainty, pick your favorite term. Because again, the average SMB during these times actually seeks more credit, and often there’s less sources of credit like direct loans. So they need more credit, they have credit cards, so often they come to Plastiq perhaps in a heightened manner with greater usage during these times. So we’re a little counter cyclical in that sense.

Marlena Haddad (05:10):

Right. And then looking at the landscape now, what can you tell us about your sector, in terms of its size and how much of that is up for grabs?

Eliot Buchanan (05:20):

Yeah, I think it’s funny because just got back from New York and talking to various folks in the industry of different types. And there’s a lot of... Rightfully, there’s a lot of, I’d say... Maybe pessimism is too negative. Let’s just call it... There’s a lot of macro-pessimism with the broader economy. Again, different views on where it goes, but generally some pessimism there. And yet, almost sort conversation I’ve been having as recently as literally last week with folks that are close to the public markets generally, or the FinTech markets more specifically, there’s a lot of optimism still for B2B on FinTech.

(05:52):

And that’s because most of the pessimism lies in the markets where people felt like, “Okay, these companies were really fueled by stimulus money.” And more importantly, the consumer spend that has driven the revenues of some of these companies that are now very down, the consumer spend was really propped up by the government. And that’s obviously, as we all knew, was not sustainable, and here we are. But B2B as a secular sort of trend has really strong tailwinds, despite maybe the broader market headwinds. Because there’s more and more SMBs starting than ever before. There’s more entrepreneurs starting than ever before. Those are both positive tailwinds, and entrepreneurs and businesses need capital. That has never not been the case hundreds of years ago, maybe the format was different. And it probably will still be the case hundreds of years now, even if the format evolves. So we’re seeing quite a bit of actually optimism around our focus on B2B.

Marlena Haddad (06:41):

Got it. And so why do you think that legacy financial service players have been so slow to get the all-in-one solutions to small and medium sized businesses up to this point?

Eliot Buchanan (06:53):

Yeah, it’s a good question. I think some of them are obviously making greater strides than others. But if you think about legacy institutions and where their revenue comes from, especially the larger banks and where they’re concentrated, it’s typically, not universally so, but typically it’s in two major sort of products. Mortgage is one of the most profitable products that the large legacy institutions obviously own most of the market on. And then it’s commercial, commercial accounts, and often they can be linked. But in that sense, a lot of the focus is not on SMB, because it’s actually really economically difficult to properly and scalably acquire and then retain small medium businesses, relative to the value they may bring from a revenue perspective. So for a large bank, often, not always, but often the math isn’t there. And so you’ve seen less of a focus on that, compared to other products that are much more profitable. In some sense, you could argue it’s actually perhaps a rational decision or there’s a rational reason why the legacy institutions haven’t really captured that market.

(07:56):

Then the other thing I would say is a lot of the software... It’s a related point, but a lot of the software that the legacy institutions have built over many decades, is antiquated. Some of them, again, are doing a good job modernizing them, but nonetheless not tailor built for the needs of a typical SMB. If you ask a typical small medium business in America, what type of software they want, what tasks they want it to accomplish, how they want it to look and feel, it’s typically going to be often the opposite of the types of technologies and user experiences that the banks have historically invested in. So those are two gaps that make it a long and expensive journey for the legacy institutions to catch up on. And so a lot of them either decide to not make that bet, or they choose to partner, or they buy. Or they do build, but they throw a sizable investment at it, and even still not sure it always hits the mark.

Nick Clayton (08:47):

Following off of that, we’ve already mentioned a few different examples of the different options, in terms of what do you... Do you want to bring some of this stuff onto your balance sheet, or not? Do you want to work with third parties, or not? And it looks like Plastiq does have some third party backing, in terms of certain functionalities. But just what is your philosophy on that? And what are some of the things that you see as being an opportunity to bring completely under the tent that’s not yet, and vice versa?

Eliot Buchanan (09:11):

I think one of our... Our philosophy is probably related to one of our founding principles that hasn’t really changed, which is we always said let’s avoid behavior change, where possible. With consumer technology, same with small medium business, often the experience can feel, say exciting, but nonetheless simple and familiar with low friction, typically easier results in terms of adoption and growth and scale. And for us, that translates to, “Well, why issue a new loan or a new form of credit if the SMB, if he or she already has an existing form of credit that they understand, they love, they want to use, they’re just restricted from using it because most of their vendors won’t accept credit card, which is kind of in a simple description where we come in, or our core product comes in. That’s I think central to our belief.

(09:54):

Now, we have expanded that belief. I think you alluded to it. We do have our own sort of short term financing product. But even then, one of our philosophies when building that’s pretty recent in the last year or so, was we don’t want, nor do we need to take balance sheet risk. We don’t need to lend the money directly. We don’t want to be the lender. We want to be the technology enabler. We own the SMB. We understand his or her credit worthiness, because of their patterns of usage on Plastiq, or the types of invoices they add, or the industry they’re in, or how many employees they’ve added to our system. And this gives us a really strong indication of data that our partner who’s actually providing the loan can use to underwrite. So for us, it’s just another product that drives happiness and delight to an SMB, and helps them achieve their growth, their growth goals, without us breaking at, least historically, one of our founding principles, which is plenty of existing credit. Our model is more payments and the technology provider, versus the lender. And that remains true today.

Nick Clayton (10:49):

Yeah, that’s interesting. And also, a lot of companies end up looking at SPAC Wrap, but also just generally becoming a public company as being an easy enabler for further M&A and things like that. Sounds like you’re pretty confident in your ability to build tech pieces that could kind of fit to the different functionalities you want. But what do you see in terms of that opportunity once you’ve gotten this deal done, of grabbing some pieces from peers and tacking some other functions on?

Eliot Buchanan (11:12):

Yeah, I think I’ll start with our framework for thinking about partnering, building, acquiring, etc. I think the framework is most companies, at least in my experience, are world class at one or two things. Same as most humans, I’d argue. I ask this question when I hire people, “Where are you world class at?” And if people give an answer that’s like, “Oh, these four or five things,” I’m pretty skeptical. It’s pretty hard to be world class at that many things. So as a company, it’s similar in terms of focus. We believe our sort of superpower where we are world class at is in sort of fundamental movement of money, payments, payments infrastructure, all the invisible stuff that no one wants to see, because actually it’s really difficult and complex. So for anything there we typically would choose to build, because we think we are, if not the best, as good as the best. So it’s faster in to build in-house.

(12:01):

And then for adjacent add-ons, where we have some smart people at Plastiq and smart engineers and others, and we could probably build various things like, say invoice management or the short term financing product, like we just alluded to. But are we world class at that? Do we have a decade of combined various folks’ experience and machine learning, in terms of our own risk models, etc? Do we have those same sets of expertise for adjacent areas? Absolutely not. So the faster path is then typically to at least test and learn, by way of partnering with someone. Then if it becomes a core need of our SMBs and the synergies of the target makes sense, and once we have a public market currency, then you could potentially consider an acquisition along that lens.

Marlena Haddad (12:43):

Then Plastiq’s revenues are also split between transaction based fees and reoccurring monthly subscription fees. So how are your strategies for increasing those different? And are you prioritizing one or the other?

Eliot Buchanan (12:57):

Really good question, something we talk about internally a lot, especially right now. The simple sort of approach has been basically the following, which is we believe that... I think you heard me mention a few minutes ago that SMB acquisition is notoriously difficult and expensive to get right, hence why a lot of the legacy institutions I think haven’t focused on it, because it doesn’t make economic sense. We have been fortunate that our approach of a simple elegant product where it’s a simple value prop to the SMB, saying, “Hey, use your credit card you already have to pay vendors that don’t accept it.” People understand that it’s a really good hook, a good wedge in the door, a gateway product, if you will. And the strategy has always really been, that’s a really efficient, elegant way to acquire a customer that otherwise is difficult to acquire, that being the small medium business in America.

(13:46):

And then you can start to nudge them and push them and upsell them on these additional features that are more recurring or SAS-like in nature, the monthly sort of recurring fees, where we now allow SMBs to upload all their invoices in bulk or take a photo of an invoice or forward an invoice from their email to a dedicated sort of automated Plastiq email account that automatically ingests their invoices. Or connect to any one of their accounting softwares that they want to connect to, QuickBooks or others such as that. And for those, that’s where we will be rolling out sort of the monthly fees. So to transact on Plastiq and pay a vendor using your credit card that doesn’t accept your credit card, you would still pay Plastiq a transaction fee. That’s our transaction revenue model. That’s the bulk of our revenue today. Then a lot of the thesis post-SPAC is to rapidly expand our newer sort of state-of-the-art software solutions that we’ve just sort of rolled out, and expand that to the existing customer base. So that’s sort of the one two punch approach that we’ve sort of thought about.

Marlena Haddad (14:48):

Got it. You briefly spoke about this earlier, but I’m interested to hear more about if Plastiq has been affected by the macro environment, considering both inflation and rates rising.

Eliot Buchanan (14:56):

We have, and for us, I think thankfully, at least for now, we’ve been... I think I alluded to the word earlier, more of a beneficiary of these sort of countercyclical trends. And for us, there’s two vectors to unpack. The first would be that, again, in times like we are in now, for most SMBs, the need for credit expands. Yet, the availability of credit contracts. So basic sort of supply and demand yields that any easy form of credit, kind of like we’re facilitating, even though we aren’t obviously taking balance sheet risk, becomes in greater demand. So we’ve actually therefore seen, especially for our existing customer base, we’ve seen a lot of them expand their usage in recent quarters.

(15:40):

I’d say the other interesting aspect is with interest rates. So why is that relevant to us? Well, all lending products in the United States, or the vast majority lending products in the United States, obviously are pegged or at least intrinsically linked to the Fed funds rate. So when Fed rate was more or less zero, or you could argue less than that, traditional credit sources like say a line of credit, which again, would mostly be commercial customers. Most small businesses don’t have access to that. But lines of credit would be at historical lows of 1, 2, 3%, whatever it may be. And obviously now, they’re closer, depends on where you are, but 4, 5, 6, 7%. And why is this important? Because basically, the comparative cost of using any alternative way to drive short term float as a small business, every time the rate goes up from the Fed, it directly becomes more expensive to consider any other option, compared to Plastiq. So that’s perhaps a unique trend in our favor, during these times.

Marlena Haddad (16:35):

Right. And you’re already present in many international markets, but where do you see demand and opportunity rising the most for Plastiq, moving forward?

Eliot Buchanan (16:45):

As a founder, the emotional answer is there’s such a big market globally. Because small... SMBs are the lifeblood of America, but they’re arguably the lifeblood of the global economy as well. And credit is not a unique uniquely American need, it’s a global need. So that means there’s obviously a lot of opportunity, but that’s the emotional answer. As the founder, you want to sort of quickly take over all markets. But the rational answer is our sweet spot of small medium businesses that are 500K to maybe 10 million in revenue. We go outside that of course, but that’s the sweet spot. Why is that important? There’s probably a couple million plus or minus SMBs in that range in the United States. And we have fractions and fractions of a percent of that today, meaning there’s so much runway to focus on the US, that we believe it’s prudent to for the next several years just double, triple, quadruple down on the US market for that reason. And again, remain focused.

(17:35):

I think, however, where we do see interesting pockets are today, while we serve primarily US customers, those US customers do business overseas. So while Plastiq itself doesn’t have operations say in Europe, we do send money overseas such as to Europe, from US customers. So I think the natural conclusion is over time, should we ever choose to take a look at another international market, I think we’d sort of follow the invoice or follow the money if you will, based on where our customers were already transacting overseas, and then see if it made sense for a product in that market.

Nick Clayton (18:09):

Totally. And moving over to the SPAC side of things, just what was your process like, in terms of weighing your options moving forward, between an IPO, a SPAC, or just continued private rounds, as you’ve done before?

Eliot Buchanan (18:20):

Yeah. No one would debate that it’s a little bit of a volatile market one direction or the other. That said, I think for us, the SPAC... So a few comments. One, a lot of SPACs in their heyday recently at least, they were I think done with too much haste. No one got to know who they were partnering with for the long term. Transactions were done in weeks or months. In our case, we’ve gotten to know our SPAC partner quite well over almost 18 months. We started talking to them as far back as perhaps June of 2021. And then at that time, we looked at the options as well, and said we think it still makes sense to remain private. We raised a small private round, just not over capitalizing the business, but sufficiently capitalizing it to get to sort of our next inflection point, continue growing.

(19:04):

And then even, as the macro market obviously continue to show more volatility into earlier this year, middle of this year, we still felt after having got to know this SPAC partner and their list of large holders of the money that they have in trust, and their style of investing in terms of investing for the long run, and had conversations even with several of them, it felt like it was the right partner. And we still feel that it could be a really good time for us to go public. And we believe that because of a few reasons. One, in our industry, financial services specifically, but our model specifically, where a lot of our growth comes from the ecosystem itself, because they’re benefiting from our model. We actually believe that going public will continue being a big growth driver. Not just sort of listing day where you have the fancy banners and stuff, which it can be a valuable marketing day.

(19:47):

I’m talking actually intrinsically, a lot of our distribution today and acquisition comes from partners, banks and other FinTechs. And we believe that’s going to accelerate once we are public. And the second trend or reason is we believe if you price in a mature way, and long-term markets will be efficient. Short-term, there’s a lot of noise, and it’s worth probably ignoring. But long-term markets are efficient. And we do believe that if we continue focusing our products and deliver good results, we do believe that this is actually an efficient way to properly capitalize the company. Historically, private rounds were probably a more efficient way to capitalize one’s company, but now capital has become a competitive advantage. A year ago, it was not, and we can raise anything in the private markets. That’s not true. So we actually think it’s a way to sort of leapfrog some of the peers or competition or future competition, from a capital advantage perspective.

Nick Clayton (20:36):

Well, and that leads right into what I wanted to get into next, which is just that we at SPACInsider, we track all this stuff. And we have seen that redemptions have been high in 2022, but I did see that Colonnade II, your SPAC partner, announced last week it secured some additional capital for the deal. But just given that whatever the final proceeds are going to be is a bit of a moving number in some sense, how much do your business plans change based on what that’s going to be, and how do you look at that?

Eliot Buchanan (20:59):

Yeah, it’s a good question. I think for us, we went into the process pretty eyes wide open and said, “Okay, we want to plan for conservatism,” which has sort of been our mantra for the last few years, even though we’re growing 50, 60, 70% year to year, depending on the quarter. But we said, “Let’s plan for conservatism, because the market is leaning that way.” Put this way, this SPAC cutting and trust is 330 million on a gross basis. We need a fraction of a fraction of that to successfully scale and operate the business. And we feel that through a combination of some of the larger holders in the SPAC, as well as some other cash options and other facilities that we have lined up, we think we’ll have plenty of sufficient capital in any scenario to run our business.

Nick Clayton (21:43):

And obviously, it just sort of dropped very recently, I’m not sure if you’ve had any conversations with any investors today. But I’m just interested in just your reaction and if it’s something that’s being talked about in those circles, just in terms of the deal for your peer, Coupa. That premium seems like an endorsement of the sector right now, even though it had been down a bit. But just sort of what are you seeing in those sorts of movements?

Eliot Buchanan (22:04):

Yeah, my reaction would probably be similar to a few months back for the Build Trust acquisition. I think both of those transactions... Well, they’re very different companies from each other, and arguably different, although adjacent models to us. I’d say your comment was probably spot on, and would align to my sentiment. Which is I think it’s showing that there is room in the public markets, which is no surprise, I think for most people who look at where the markets are now. But everyone has a different opinion, which makes sense. I think it shows there’s quite a bit of room in the public markets for growth multiples to be built in. And I think it gives us confidence that, again, we’re not thinking about the stock day one. Going public is not a liquidity event. Everyone in the other... We think it’s a liquidity event.

(22:51):

That is not the purpose of going public, at least in the short, medium term by any stretch. The purpose of going public is for the reasons I mentioned earlier, in our case. Which is further distribution and growth and increasing our moat and properly capitalizing the company. And once you’re public, you typically have access to debt markets in a more liquid way than you would as a private company, etc. However, we do believe that it shows, “Okay, medium long term, there’s a lot of room for growth here, especially specific to B2B from a secular perspective.” And investors are going to, I think, start to pay more attention to that.

Marlena Haddad (23:22):

Right. And just going off of that, I’d love to hear some of the other benefits that you’re looking forward to leveraging from being publicly listed.

Eliot Buchanan (23:31):

Sure. Yeah, listen, I think it creates a financial currency, perhaps like the theme I was alluding to a few minutes ago. And I think there’s also something to be said for sort of the social currency. And double clicking on that, what I mean by that sort of the social currency is with respect to the team and talent. I think as a founder and CEO, you’re constantly evolving your own leadership skillset and playbook from series seed, to egg, to late stage private, to pre-public right now, to then public and beyond. And I think why that’s relevant is that within that playbook, you’re constantly also seeking talent and new talent and additional talent that also likes to play at those different stages. Not everyone likes to play at all stages.

(24:16):

Why is that relevant? I think there is a set of talent that is perhaps less accessible in being a mid late stage startup as a private company, versus one that is public. And I think there’s a benefit, especially in this market, where the employer I’d argue, has more leverage than the employee, compared to say, a year or two ago. I think the combination of that, plus having the stamp of rigor and approval of being a public company, even though we’d be early as a public company, in terms of our first year or two. I think that gives us access to an unfair talent advantage.

Marlena Haddad (24:52):

Then what’s the most exciting thing for you that’s happening on the technology side?

Eliot Buchanan (24:57):

I think there’s a lot that I probably could share, and probably will share as we get closer and certainly after we’re public. But I think for us, again, you heard me talk about the recurring subscription transaction revenue, and our focus while it’s brand new on that. And I mentioned that that would be one of the primary thesis for SPAC proceeds, is sort of expanding into that type of margin profile and that type of revenue, to complement our rapidly growing transaction revenue.

(25:27):

And why is that relevant to your question on, “Well, why am I excited about technology?” I’d say the vast majority of the potential and scale there is not just a go-to-market motion. It’s really coming from our technology teams, in terms of what types of integrations and features they’re adding and building, and how they’re creating this experience for small, medium businesses to just frankly more easily manage and control what they do best, which is their business, so that we can kind of automate their payments and finances. And that starts with a technology and a data motion before a go to market motion. So I’m probably most excited by what the teams are working on, with respect to those features and those products today at Plastiq.

Nick Clayton (26:04):

Great. Before I let you go, could you just give our listeners a quick update in terms of what you’re looking at in terms of the timeline of the transaction, and how close we are to that ringing of the bell, as you mentioned?

Eliot Buchanan (26:13):

Yeah, yeah. Lots of work left still to get there. I think we are targeting sometime end of Q1.

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to shareholders of CLAA for their consideration. CLAA filed the intial Registration Statement on Form S-4 (the “Registration Statement”) on November 14, 2022 with the Securities and Exchange Commission (the “SEC”) which included preliminary and definitive proxy statements to be distributed to CLAA’s shareholders in connection with CLAA’s solicitation for proxies for the vote by CLAA’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Plastiq’s stockholders in connection with the completion of the Business Combination. After the Registration Statement has been filed and declared effective, CLAA will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. CLAA’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with CLAA’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about CLAA, Plastiq and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by CLAA, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: CLAA’s Chief Executive Officer at 1400 Centrepark Blvd. Ste. 810, West Palm Beach, FL 33401.

Participants in the Solicitation

CLAA, Plastiq and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CLAA’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CLAA’s shareholders in connection with the Business Combination will be set forth in CLAA’s proxy statement / prospectus when it is filed with the SEC. You can find more information about CLAA’s directors and executive officers in CLAA’s Annual Report on Form 10-K filed with the SEC on April 15, 2022. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement / prospectus. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the CLAA’s and Plastiq’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of CLAA’s and Plastiq’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CLAA and Plastiq. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of CLAA or Plastiq is not obtained; (iii) failure to realize the anticipated benefits of the Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to Plastiq; (v) future global, regional or local economic and market conditions; (vi) the development, effects and enforcement of laws and regulations; (vii) Plastiq’s ability to manage future growth; (viii) changes in the market for Plastiq’s products and services; (ix) the amount of redemption requests made by CLAA’s public stockholders; (x) the ability of CLAA or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future; (xi) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xii) and those factors discussed in CLAA’s Annual Report on Form 10-K filed with the SEC on April 15, 2022 under the heading “Risk Factors,” and other documents of CLAA filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CLAA nor Plastiq presently know or that CLAA and Plastiq currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CLAA’s and Plastiq’s expectations, plans or forecasts of future events and views as of the date of this communication. CLAA and Plastiq anticipate that subsequent events and developments will cause CLAA’s and Plastiq’s assessments to change. However, while CLAA and Plastiq may elect to update these forward-looking statements at some point in the future, CLAA and Plastiq specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing CLAA’s and Plastiq’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.